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                                     amdocs

                                                      August 29, 2005


VIA EDGAR
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SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549
Attention: Daniel Lee

     Re:  AMDOCS LIMITED
          Post-Effective Amendment No. 7 to Form F-3
          filed on August 16, 2005 (File No. 333-114344)
          ----------------------------------------------

Ladies and Gentlemen:

     On behalf of Amdocs Limited (the "Company"), please find below an acknowledgment of the Company as requested by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in the letter dated August 19, 2005, from Mr. Mark Shuman, Branch Chief - Legal, Division of Corporation Finance of the Commission. The comment letter relates to the above-referenced Post-Effective Amendment (the "Amendment") to Registration Statement on Form F-3 (the "Form F-3") filed by the Company with the Commission on August 16, 2005.

     In the comment letter, the Staff requested that the Company acknowledge certain matters with respect to the Amendment filing. Specifically, the Staff provided the following comment:

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities Act, the company should furnish a letter acknowledging that:

               o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company

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                    from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     By this letter, the Company hereby acknowledges that, should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment. The Company further acknowledges to the Commission that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment. The Company acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, and that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in connection with the review of the Amendment or in response to Staff comments on the Amendment.

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     Please do not hesitate to contact the undersigned at 314-212-8383 with any questions regarding this response letter or the above acknowledgement.


                                              Very truly yours,

                                              /s/ Thomas G. O'Brien

                                              Thomas G. O'Brien
                                              Secretary and Treasurer